James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 3 October 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 2 October 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. EXHIBIT 99.2

James Hardie Industries PLC Group Company Secretary 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland 2nd October 2023 Dear Sir/Madam, Re: Disclosure of Holding below 3% Threshold. Mitsubishi UFJ Financial Group, Inc. (“MUFG”) on behalf of its subsidiaries: First Sentier Investors (Australia) IM Ltd, First Sentier Investors Realindex Pty Ltd, First Sentier Investors (Australia) RE Ltd, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Kokusai Asset Management Co., Ltd. have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 2.98% ordinary share capital, as at 28th September 2023. This is based upon a total of 13,053,471 shares held and a total of 437,772,838 voting rights on issue. A previous announcement of 3.02% interest in relevant share capital was disclosed on the 29th September 2023 for value date 27th September 2023. The holdings dissection between entities within MUFG after notification obligation on 28th September 2023 are as follows. Entity Number of Securities % of the Total Issued Securities of the Class First Sentier Investors (Australia) IM Ltd 9,600,402 2.19% First Sentier Investors Realindex Pty Ltd 2,509,172 0.57% Mitsubishi UFJ Trust and Banking Corporation 755,876 0.17% Mitsubishi UFJ Kokusai Asset Management Co., Ltd 179,048 0.04% First Sentier Investors (Australia) RE Ltd 8,973 0.00% Total 13,053,471 2.97% (Note: Tallying up the individual entity’s percentage may not match the total percentage.)

Thank you for your attention in this matter. Yours Faithfully, …………………………………………. Signature Name and Title: Riyuuichirou Sakuma Managing Director Deputy Head of Credit Policy & Planning Division Mitsubishi UFJ Financial Group, Inc.